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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           SILVERSTREAM SOFTWARE, INC.
                            (Name of Subject Company)

                           SILVERSTREAM SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

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                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    827907106
                      (CUSIP Number of Class of Securities)

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                                David A. Litwack
                      President and Chief Executive Officer
                           SilverStream Software, Inc.
                               Two Federal Street
                         Billerica, Massachusetts 01821
                                 (978) 242-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John H. Chory, Esq.
                             William S. Gehrke, Esq.
                            Michael J. LaCascia, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Facsimile: (617) 526-5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The following documents are filed hereby pursuant to Rule 14d-9(a):

Exhibit No.                          Document
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99.1                         Joint Press Release of SilverStream Software, Inc.
                             and Novell, Inc. dated June 10, 2002

99.2                         Frequently Asked Questions

99.3                         Frequently Asked Questions (Employee Supplement)

99.4                         Presentation Slides (with Speaker Notes)

99.5                         Key Messages

99.6                         Letter to SilverStream Software, Inc. Employees

99.7                         Presentation Slides (SilverStream Software, Inc.)

99.8(1) Agreement and Plan of Merger, dated as of June 9, 2002 by and among Novell, Inc., Delaware Planet Inc. and SilverStream Software, Inc.

(1) The Agreement and Plan of Merger relating to Novell, Inc.'s acquisition of SilverStream Software, Inc. was filed by SilverStream Software, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.